UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                               ASB Financial Corp.
  ----------------------------------------------------------------------------
                                (Name of Issuer)


                           Common shares, no par value
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00205P 10 7
  ----------------------------------------------------------------------------
                                (CUSIP Number)


                                December 31, 2001
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ x ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [   ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------
CUSIP No. 00205P 10 7                                     13G
          --------------------
----------------------------------------
------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

           ASB Financial Corp. Employee Stock Ownership Plan

------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [   ]


           (b)  [ X ]

------------------------------------------------------------------------------
    3      SEC Use Only



------------------------------------------------------------------------------
    4      Citizenship or Place of Organization

           Ohio

------------------------------------------------------------------------------
                              5     Sole Voting Power

                                    -0-

        Number of          --------------------------------------------------
         Shares               6     Shared Voting Power
      Beneficially
          Owned                     -0-
         by Each
        Reporting          --------------------------------------------------
         Person               7     Sole Dispositive Power
          With
                                    -0-

                           --------------------------------------------------
                              8     Shared Dispositive Power

                                    136,895

------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           136,895

------------------------------------------------------------------------------
   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row 9

           8.9%

------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           EP

------------------------------------------------------------------------------

----------------------------------------
CUSIP No. 00205P 10 7                                     13G
          -------------------
----------------------------------------
------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

           First Bankers Trust Company, N.A.

------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)   [   ]


           (b)   [ X ]

------------------------------------------------------------------------------
    3      SEC Use Only



------------------------------------------------------------------------------
    4      Citizenship or Place of Organization

           Ohio

------------------------------------------------------------------------------
                               5    Sole Voting Power

                                    46,572

        Number of           --------------------------------------------------
         Shares                6    Shared Voting Power
      Beneficially
          Owned                     -0-
         by Each
        Reporting           --------------------------------------------------
         Person                7    Sole Dispositive Power
          With
                                    -0-

                            --------------------------------------------------
                               8    Shared Dispositive Power

                                    136,895

------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           136,895

------------------------------------------------------------------------------
   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row 9

           8.9%

------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           BK

------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:
---------

                  ASB Financial Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:
---------

                  503 Chillicothe Street
                  Portsmouth, Ohio  45662

Item 2(a).        Names of Persons Filing:
---------

                  First Bankers Trust Company, N.A.

                  ASB Financial Corp. Employee Stock Ownership Plan

Item 2(b).        Address of Principal Business Office or, if none, Residence:
---------

                  First Bankers Trust Company, N.A.
                  1201 Broadway
                  Quincy, Illinois 62301

                  ASB Financial Corp. Employee Stock Ownership Plan First Bankers Trust Company, N.A., Trustee
                  1201 Broadway
                  Quincy, Illinois 62301

Item 2(c).        Citizenship:
---------

                  First Bankers Trust Company, N.A.
                    Organized under the laws of the United States

                  ASB Financial Corp. Employee Stock Ownership Plan:
                    Organized in Ohio

Item 2(d).        Title and Class of Securities:
---------

                  Common shares, without par value

Item 2(e).        CUSIP Number:
---------

                  00205P 10 7

Item 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                (a)    [   ]   Broker or dealer registered under Section 15 of
                               the Act (15 U.S.C. 78o).

                (b)    [ x ]   Bank as defined in section 3(a)(6) of the Act
                              (15 U.S.C. 78c).


                (c)    [   ]   Insurance company as defined in section 3(a)(19)
                               of the Act (15 U.S.C. 78c).

                (d)    [   ]   Investment Company registered under section 8 of
                               the Investment Company Act of 1940 (15 U.S.C.
                               80a-8).

                (e)    [   ]   An investment adviser in accordance with section
                               240.13d-1(b)(1)(ii)(E).

                (f)    [ x ]   An employee benefit plan or endowment fund in
                               accordance with section 240.13d-1(b)(1)(ii)(F).

                (g)    [   ]   A parent holding company or control person in
                               accordance with section 240.13d-1(b)(1)(ii)(G).

                (h)    [   ]   A savings association as defined in Section 3(b)
                               of the Federal Deposit Insurance Act (12 U.S.C.
                               1813).

                (i)    [   ]   A church plan that is excluded from the
                               definition of an investment company under Section
                               3(c)(14) of the Investment Company Act of 1940
                               (15 U.S.C. 80a-3).

                (j)    [   ]   Group, in accordance withss.240.13d-1(b)
                               (1)(ii)(J).

Item 4.           Ownership:
------

                  First Bankers Trust Company, N.A.

                  (a)      Amount beneficially owned:
                           136,895

                  (b)      Percent of class:
                           8.9%

      (c)      Number of shares as to which such person has:

               (i)      Sole power to vote or to direct the vote:
                        46,572

               (ii)     Shared power to vote or to direct the vote:
                        -0-

               (iii)    Sole power to dispose or to direct the disposition of:
                        -0-

               (iv)     Shared power to dispose or to direct the disposition of:
                        136,895

               ASB Financial Corp. Employee Stock Ownership Plan

               (a)      Amount beneficially owned:
                        136,895

               (b)      Percent of class:
                        8.9%

               (c)      Number of Shares as to which such person has:

                        (i)     Sole power to vote or to direct the vote:
                                -0-

                        (ii)    Shared power to vote or to direct the vote:
                                -0-

                        (iii) Sole power to dispose or to direct the disposition of:
                                -0-

                        (iv) Shared power to dispose or to direct the disposition of:
                                136,895

               There are 136,895 common shares owned by the ASB Financial Corp. Employee Stock Ownership Plan (the "Plan"). First Bankers Trust Company, N.A. is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion.

               Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.

Item 5.       Ownership of Five Percent or Less of a Class:
------

              Inapplicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
------

              Inapplicable

Item 7.       Identification and Classification of the Subsidiary Which Acquired
------        the Security Being Reported on By the Parent Holding Company:

              Inapplicable

Item 8.       Identification and Classification of Members of the Group:
------

              Inapplicable

Item 9.       Notice of Dissolution of Group:
------

              Inapplicable

Item 10.      Certification:
-------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          FIRST BANKERS TRUST COMPANY, N.A.


Date:    February 11, 2002                By: /s/ Linda Shultz
     ---------------------------              ------------------------------
Date                                          Linda Shultz, Trust Officer


                                          ASB FINANCIAL CORP.
                                          EMPLOYEE STOCK OWNERSHIP PLAN


                                          By: First Bankers Trust Company, N.A.,
                                              Trustee


Date:    February 11, 2002                By: /s/ Linda Shultz
     ---------------------------              ------------------------------
Date                                          Linda Shultz, Trust Officer

                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G



         The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of ASB Financial Corp., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.




                                          FIRST BANKERS TRUST COMPANY, N.A.



Date:    February 11, 2002                By: /s/ Linda Shultz
     ---------------------------             ----------------------------------
Date                                         Linda Shultz, Trust Officer


                                          ASB FINANCIAL CORP.
                                          EMPLOYEE STOCK OWNERSHIP PLAN

                                          By: First Bankers Trust Company, N.A.,
                                              Trustee



Date:    February 11, 2002                By: /s/ Linda Shultz
     ---------------------------              --------------------------------
Date                                          Linda Shultz, Trust Officer